CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference of our report dated November 8, 2006 relating to the consolidated statement of operations and cash flows for the year ended August 31, 2006 of Platinum Group Metals Ltd. (which report on the financial statements expenses an unqualified opinion and includes separate report titled Comments by Independent Registered Chartered Accountants of Canada – United States of America reporting differences referring to Platinum Group Metals Ltd.’s ability to continue as a going concern and appearing in the Annual Report on Form 40-F of Platinum Group Metals Ltd. for the year ended August 31, 2006).

Independent Registered Chartered Accountants Vancouver, Canada September 11, 2009